Exhibit 2.1
DATED 13 JUNE 2008
(1) CLINPHONE PLC
(2) PAREXEL INTERNATIONAL HOLDING UK LIMITED
PROJECT CARBON
IMPLEMENTATION AGREEMENT

THIS AGREEMENT is made on 13 June 2008
BETWEEN:
(1)	PAREXEL INTERNATIONAL HOLDING UK LIMITED, a company incorporated in England and Wales with company number 6609730 and whose registered office is at The Quays, 101-105 Oxford Road, Uxbridge, Middlesex, UB8 1LZ (“Bidder”); and

(2)	CLINPHONE PLC, a company incorporated in England and Wales with company number 05204138 and whose registered office is Lady Bay House, Meadow Grove, Nottingham, Nottinghamshire NG2 3HF (“Target”).
together referred to as the “parties” and each as a “party” to this Agreement.
INTRODUCTION
(A)	Bidder intends to announce a firm intention to acquire Target on the terms and subject to the conditions set out in the Press Announcement (as defined below).

(B)	The parties have agreed to implement such acquisition by means of a scheme of arrangement under Part 26 of the 2006 Act (as defined below), or, if Bidder determines in accordance with this Agreement (subject to the consent of the Panel), by way of a takeover offer.

(C)	The parties have agreed to take certain steps to effect completion of such acquisition and wish to enter into this Agreement to record their respective obligations relating to such matters.
IT IS AGREED as follows:
1.	DEFINITIONS AND INTERPRETATION
1.1	The following words and expressions where used in this Agreement have the meanings given to them below:

1985 Act	the Companies Act 1985, as amended.

2006 Act	the Companies Act 2006.

Acquisition	the acquisition of all the Scheme Shares by Bidder or another member of the Bidder Group or by a special purpose vehicle established by Bidder, whether implemented pursuant to the Scheme or the Offer, on substantially the terms and conditions set out in the Press Announcement.

Acquisition Value	the valuation of the Acquisition calculated by reference to the price per Target Share set out in the Press Announcement and the fully diluted share capital of Target (as such term is understood by the Panel).

Bidder Group	Bidder and its subsidiaries and subsidiary undertakings from time to time and “member of the Bidder Group” shall be construed accordingly.

Business Day	any day other than a Saturday, Sunday or English bank or public holiday.

Capital Reduction	the proposed reduction of capital of Target in connection with the Scheme pursuant to sections 135 to 141 of the 1985 Act, including the cancellation of the Scheme Shares, provided for by the Scheme.

Capital Reduction Court Hearing	the hearing by the Court of the claim form to confirm the Capital Reduction.

City Code	the City Code on Takeovers and Mergers issued by or on behalf of the Panel in force from time to time.

Clearances	all consents, clearances, permissions and waivers as may be necessary, and all filings and waiting periods as may be necessary, from or under the law, regulations or practices applied by any applicable regulatory authority in connection with the implementation of the Acquisition.

Competing Proposal	(a) an offer for or the proposed acquisition of 50 per cent. or more of the issued ordinary share capital of Target made by or on behalf of a Third Party;

(b)   a scheme of arrangement or proposed scheme of arrangement between Target and some or all of its members under Part 26 of the 2006 Act, the effect of which is or would be to vest control of Target in a Third Party;

(c) any transaction or proposed transaction whereby a Third Party seeks to acquire all or substantially all of the business of the Target Group;

(d) a combination or proposed combination of all or substantially all of the business of the Target Group with any Third Party; or

(e) a joint venture or proposed joint venture with or involving a Third Party relating to substantially all of the business of the Target Group.

Competing Proposal Notice	has the meaning given to it in clause 6.3.

Conditions	the conditions to the implementation of the Scheme and the Acquisition set out in Appendix 1 to the Press Announcement subject to any modifications that may be required if Bidder decides to implement the Acquisition by way of the Offer.

Confirmation	means a notice in writing from Bidder to Target that Bidder:

(a) has waived or treated as satisfied the Regulatory Conditions and the Meetings Conditions; and

(b) in the case of the Court Hearing, is not aware of any fact, matter or circumstance which makes any Negative Condition incapable of being satisfied; and

(c) in the case of the Capital Reduction Court Hearing, has waived or treated as satisfied each Negative Condition.

Court	the High Court of Justice in England and Wales.

Court Documentation	all the necessary evidence and pleadings in relation to the Scheme and the Capital Reduction.

Court Hearing	the hearing of the Court to sanction the Scheme.

Court Meeting	the meeting of Target Shareholders to be convened by order of the Court pursuant to Part 26 of the 2006 Act in connection with the Scheme and the Acquisition, including any adjournment of such meeting.

Court Orders	orders of the Court approving the Scheme and/or the Capital Reduction, as the case may be.

Effective Date	if the Acquisition is effected by way of the Scheme, the date on which the Scheme becomes effective in accordance with its terms or, if the Acquisition is effected by way of the Offer, the date on which the Offer becomes or is declared wholly unconditional in all respects in accordance with its terms.

Executive Management Team	each of Scott Brown, Ian Jennings, Kevin Bishop, Vincent Renz, Steve Kent, Nick Richards, Daljit Cheema and Paul Harrop.

GM	the general meeting of Target Shareholders to be convened in connection with the Scheme and the Acquisition, including any adjournment of such meeting.

Inducement Fee	subject to clause 7.4, an amount constituting one per cent. of the Acquisition Value.

Listing Rules	the listing rules of the Financial Services Authority made under Part VI of the Financial Services and Markets Act 2000.

London Stock Exchange	London Stock Exchange plc.

Long Stop Date	the date which is 3 months after the date of this Agreement provided that such Long Stop Date shall automatically extend for a further period of 3 months if either:

(a) a Competing Proposal is announced; or

(b) there is any delay to the implementation of the Scheme due to the requirements of any Relevant Authority.

Meetings Conditions	means the Conditions set out in Paragraph 1 of Part A of Appendix 1 to the Press Announcement.

NDA	the Non Disclosure Agreement entered into by Parexel International Corporation and Target dated 5 March 2008.

Negative Conditions	all the Conditions other than:

(c) the Regulatory Condition(s); and

(d) the Meetings Conditions.

Offer	if Bidder decides to implement the Acquisition by way of a takeover offer, the offer to be made for or on behalf of Bidder for the entire issued and to be issued share capital of Target and including, where the context so requires, any subsequent variation, revision, extension or renewal of such offer.

Offer Document	the circular to be posted to Target Shareholders (and, as required, others) in connection with the Acquisition if the Acquisition is effected by way of the Offer, which will contain the terms and conditions of the Offer.

Offer Supplemental Document	has the meaning given to it in clause 4.10.

Panel	the UK Panel on Takeovers and Mergers.

Personnel	in relation to any person, its board of directors, members of their immediate families, related trusts and persons connected with them, as such expressions are construed in accordance with the City Code.

Press Announcement	the announcement in the agreed form to be issued by Bidder of a firm intention to implement the Acquisition, attached as Schedule 1 to this Agreement.

Record Time	6.00 p.m. on the Business Day immediately preceding the date on which the Court hearing to confirm the Capital Reduction is held.

Registrar of Companies	the Registrar of Companies in England and Wales.

Regulatory Conditions	the Condition(s) set out in paragraphs 2(a) and (b) of Part A of Appendix 1 to the Press Announcement.

Related Persons	the professional advisers, agents, contractors, directors, officers or employees of any member of the Wider Target Group.

Relevant Authority	any central bank, ministry, governmental, quasi governmental (including the European Union), supranational, statutory, regulatory or investigative body or authority (including any national or supranational anti trust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction, including (but not limited to), for the avoidance of doubt, the Panel, the UK Listing Authority, the Financial Services Authority, the London Stock Exchange, the UK Office of Fair Trading, the UK Competition Commission, NASDAQ, the US Federal Trade Commission, the US Securities and Exchange Commission and the US Department of Justice.

Scheme	the proposed scheme of arrangement under Part 26 of the 2006 Act between Target and the holders of the Scheme Shares by means of which the Acquisition is to be effected, subject to such modification as may be approved or imposed by the Court and agreed between Target and Bidder.

Scheme Document	the document to be posted to Target Shareholders (and, as required, others) in connection with the Acquisition if the Acquisition is effected by way of the Scheme, containing, inter alia, the Scheme, the notice of the Court Meeting and the notice of the GM.

Scheme Shares	all Target Shares:

(i) in issue at the date of the Scheme Document;

(ii) (if any) issued after the date of the Scheme Document and before the Voting Record Time; and

(iii)   (if any) issued at or after the Voting Record Time but on or before the Record Time either on terms that the original or any subsequent Target Shareholders thereof shall be bound by the Scheme or in respect of which the Target Shareholders thereof have agreed in writing to be bound by the Scheme, but excludes any Target Shares held by or on behalf of or for the benefit of any member of the Bidder Group.

Scheme Supplemental Document	has the meaning given to it in clause 4.9.

Share Scheme Proposals	the proposals by Bidder in the agreed form in relation to the Target Share Schemes as set out in Schedule 2 to this Agreement.

Target Directors	the directors of Target from time to time.

Target Employee Benefit Trust	the ClinPhone Employee Benefit Trust.

Target Group	Target and its subsidiaries and subsidiary undertakings from time to time and “member of the Target Group” shall be construed accordingly.

Target Share Schemes	means:

(a) the ClinPhone plc Save As You Earn Scheme;

(b) the ClinPhone plc Employee Stock Purchase Plan;

(c) the ClinPhone plc Long Term Incentive Plan 2006;

(d) the ClinPhone Enterprise Management Incentive Plan; and

(e) the ClinPhone Limited United States Stock Option Plan.

Target Shareholders	holders of Target Shares.

Target Shares	the ordinary shares of 1p each in the capital of Target from time to time in issue.

Third Party	a person other than Bidder or an associate (as defined in the City Code) of Bidder.

Timetable	the timetable set out in Schedule 3.

UK Listing Authority	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000.

VAT	any tax imposed in compliance with Directive 2006/112/EEC and any similar tax which may be imposed in substitution for or in addition to such tax.

Voting Record Time	the time and date specified in the Scheme Document by reference to which entitlement to vote on the Scheme will be determined, expected to be 6.00 p.m. on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned Court Meeting.
1.2	Unless the context requires otherwise, words and expressions defined in or having a meaning provided by the 1985 Act or 2006 Act (as applicable) at the date of this Agreement shall have the same meaning in this Agreement.

1.3	Unless the context requires otherwise, references in this Agreement to:
1.3.1	any of the masculine, feminine and neuter genders shall include other genders;

1.3.2	the singular shall include the plural and vice versa;

1.3.3	“law” shall include statutes, statutory instruments, orders and regulations and directions made or issued under the same and shall be construed so as to include a reference to the same as it may have been, or may from time to time be, amended, modified, consolidated or re-enacted;

1.3.4	a document “in agreed form” shall mean a document, the terms of which have been approved by the parties and a copy of which has been identified as such and initialled by or on behalf of each of Bidder and Target;

1.3.5	the expression “subsidiary” has the meaning given in the 1985 Act and the expression “subsidiary undertaking” shall have the meaning given in the 2006 Act;

1.3.6	the expressions “acting in concert”, “control” and “offer” shall have the meanings given in the Code;

1.3.7	the expression “takeover offer” shall have the meaning given in section 974 of the 2006 Act;

1.3.8	references to “£” and “sterling” are to the lawful currency of the United Kingdom and references to “€” and “euro” are to the lawful currency of the member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community (signed in Rome on 25 March 1957), as amended;

1.3.9	if a period of time is specified as from a given day, or from the day of an act or event, it shall be calculated exclusive of that day;

1.3.10	any reference to a “day” (including within the phrase “Business Day”) shall mean a period of 24 hours running from midnight to midnight;

1.3.11	a reference to “includes” or “including” shall mean “includes without limitation” or “including without limitation” respectively;

1.3.12	a reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, re-enacted or replaced;

1.3.13	a reference to a “person” shall include a reference to an individual, an individual’s executors or administrators, a partnership, a firm, a body corporate, an unincorporated association, government, state or agency of a state, local or municipal authority or government body, a joint venture or association (in any case, whether or not having separate legal personality); and

1.3.14	references to a “company” shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established.
1.4	The headings in this Agreement are for convenience only and shall not affect its meaning. References to a clause, Schedule or paragraph are (unless otherwise stated) to a clause of or a Schedule to this Agreement or to a paragraph of the relevant Schedule.

The Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement.
1.5	References to any time or date shall be construed as a reference to the time and date prevailing in England.
2.	ANNOUNCEMENTS AND PUBLICATIONS
2.1	The parties shall procure the release of the Press Announcement by 4.00 p.m. on 13 June 2008, or such other time and date as may be agreed by the parties in writing.
2.2	The obligations of the parties under this Agreement (other than clauses 1, 2.1 and 11 to 16 which shall have immediate effect) shall be conditional on the release of the Press Announcement in accordance with clause 2.1.
3.	IMPLEMENTATION OF ACQUISITION

Structure of the Acquisition
3.1	Bidder currently intends to implement the Acquisition by means of the Scheme, however, the parties agree that Bidder may elect at any time in its absolute discretion (subject to the consent of the Panel), whether before or after the posting of the Scheme Document, to implement the Acquisition by way of the Offer on the same terms and Conditions as those set out in the Press Announcement, subject to the acceptance condition being set at 90 per cent. of the Target Shares or such lesser percentage, being more than 50 per cent., as Bidder may in its absolute discretion decide (subject to the consent of the Panel) and subject to any other modification or amendment to such terms and conditions as may be required by the Panel or as necessary in order to change the method of implementation from a scheme of arrangement to a takeover offer.

3.2	If Bidder elects to implement the Acquisition by means of the Offer in accordance with clause 3.1, the parties will cease, as from the date of such election, to be under any further obligation under clauses 3.3, 3.4, 3.5, 3.6 and 4 (other than clause 4.2, clause 4.3, clause 4.6, clause 4.8 and clause 4.10).
              Court process
3.3	Target undertakes to Bidder that, subject to the fiduciary duties of the Target Directors and their right to withdraw, qualify or modify their recommendation in accordance with clause 3.8, it shall take or cause to be taken all reasonable steps as are within its power and are reasonably necessary or reasonably required by Bidder to implement the Acquisition in accordance with the Code and the Timetable, and in accordance with and subject to the terms and conditions of, the Press Announcement. The parties agree and acknowledge that nothing in this clause 3.3 or clause 3.4.9 (other than the specific obligations set out in brackets in clause 3.4.9), shall prevent or restrict the taking of any action which the Target Directors consider may directly or indirectly result in a Competing Proposal being made for, or in respect of, Target or being implemented nor shall it prevent or restrict the Target Directors from changing any recommendation to Target Shareholders in connection with the Acquisition so as to recommend instead a Competing Proposal).
3.4	Without limiting the generality of clause 3.3, unless the Bidder elects to implement the Acquisition by way of the Offer, Target shall:
3.4.1	instruct Andrew Thornton, or in the event that he is unable to appear, such other counsel as the parties agree, for the purposes of the Scheme and shall provide Bidder with the reasonable opportunity to attend any conferences or consultations with the same to discuss the Scheme and any issues arising in connection with it except where such conferences or consultations relate to a Competing Proposal, Target Directors’ fiduciary duties in connection with the Scheme or in connection with any advice in relation to a dispute or potential dispute between the parties in relation the Scheme or the parties’ obligations under it or this Agreement.

3.4.2	use all reasonable endeavours as soon as reasonably practicable, following the release of the Press Announcement and in any event no later than 19 June 2008:
(a)	apply to the Court for leave to convene the Court Meeting and settle the Scheme Document, applicable forms of proxy and all necessary advertisements; and

(b)	file such documents and take such other steps as may be necessary in connection with such application;
3.4.3	subject to:
(a)	the Court making the order necessary for the purpose of convening the Court Meeting;

(b)	the necessary documents being settled with the Court and, where required, being approved by Bidder under clause 4; and

(c)	each party complying with its respective obligations under clauses 4.4 and 4.5, use its reasonable endeavours to, as soon as reasonably practicable, and in any event no later than the date 14 days after the date of the Press Announcement, publish and post the requisite documents (including the Scheme Document and appropriate forms of proxy) to Target Shareholders (and others entitled to receive such documents) and thereafter in a timely manner, publish and/or post such other documents and information as the Court or any regulatory authority may approve or require from time to time in connection with the due implementation of the Acquisition;
3.4.4	once the Scheme Document has been published and posted to Target Shareholders, except as required by law or by the Panel (after any rights Bidder may have elected to exercise in order to appeal a Panel Executive ruling to the Hearings Committee and the Takeover Appeal Board have been exhausted) or in order to effect an adjournment in accordance with clause 3.4.6, not make any amendment or addition to, or otherwise vary the terms of the Scheme (including varying the Timetable) or withdraw the Scheme or allow the Scheme to lapse without in any such case the prior written approval of Bidder;

3.4.5	in accordance with the relevant orders of the Court and the Timetable, to the extent reasonably practicable, convene the Court Meeting for the purpose of considering and, if thought fit, approving the Scheme and, subject to clause 3.4.6, hold the Court Meeting at the time and on the date on which it is convened and propose the Scheme in the form and manner directed by the Court;

3.4.6	take all necessary actions within its control to adjourn the Court Meeting and the GM (or either of them, as the case may be) to such date and time as Bidder may require if a Competing Proposal is announced in the period starting seven days prior to the scheduled date of the Court Meeting or GM (as applicable), and Target shall co-operate with Bidder in seeking consent to any such adjournment (if required) and not otherwise adjourn either of those meetings except if required by the Court, Target’s articles of association, applicable law or regulation (provided that such adjournment is not procured or instigated by or on behalf of Target);

3.4.7	subject to clause 3.4.6, convene the GM and any other meetings of Target Shareholders as are necessary in connection with the Acquisition (and use reasonable endeavours to comply with the date set out in the Timetable) and not extend the date for such meetings beyond such date as shall enable the Acquisition to become effective on or before the Long Stop Date and subject to clause 3.4.8, hold the GM at that time and date and propose such resolutions for the GM as are set out in the Scheme Document without amendments not agreed by the parties and approved by the Court;

3.4.8	following and subject to the resolutions to be proposed at each of the Court Meeting and the GM having been passed by the requisite majorities, Target shall as soon as reasonably practicable, and in any event no later than the Long

Stop Date (or such other date as may be agreed between the parties having regard to the availability of Court dates) issue to the Court a petition (together with all necessary supporting documents) seeking the Court’s sanction of the Scheme and the confirmation by the Court of the Capital Reduction (having used reasonable endeavours to comply with the date set out in the Timetable) and propose, issue, serve and lodge all relevant Court Documentation;
3.4.9	subject to clause 3.4.6 and 3.5, take any other action reasonably necessary to make the Scheme effective (including, for the avoidance of doubt, reconvening the Court Meeting and any other shareholder meetings as soon as reasonably practicable, if necessary);

3.4.10	not proceed with the Court Hearing or the Capital Reduction Court Hearing, unless Bidder has given the relevant Confirmation (so that the Confirmation is available at the relevant hearing), provided that each such Confirmation shall cease to have effect if the Court has not, in the case of the Court Hearing made the Court Order approving the Scheme, or in the case of the Capital Reduction Court Hearing made the Court Order approving the Capital Reduction by the end of the relevant hearing, the giving of such Confirmation not to be unreasonably withheld or delayed;

3.4.11	subject to the Scheme having been sanctioned by the Court, as soon as reasonably practicable, and in any event no later than 5.00 p.m. on the Business Day immediately following the day on which the Court order sanctioning the Scheme has been made, Target shall cause office copies of such Court order to be filed with and for the minute of the Capital Reduction to be registered by the Registrar of Companies;

3.4.12	following the Scheme and the Capital Reduction having been confirmed by the Court and subject to clause 3.4.13, Target shall:
(a)	as soon as reasonably practicable, and in any event no later than 9.00 a.m. on the Business Day immediately following the day on which the Court order confirming the Scheme and the Capital Reduction has been made, cause office copies of such Court order regarding the Capital Reduction to be filed with the Registrar of Companies; and

(b)	shall use its reasonable endeavours (including obtaining appropriate directions from the Court as necessary) to ensure that registration of the Court order confirming the Scheme and the Capital Reduction takes place as soon as practicable after its delivery to the Registrar of Companies;

3.4.13	not proceed with registration of the Court order confirming the Capital Reduction unless the Court order sanctioning the Scheme has by such time been filed with the Registrar of Companies;

3.4.14	promptly provide Bidder with a copy (certified as a true copy by Target’s solicitors or its company secretary) of the resolutions passed at the Court Meeting and GM and of each of the Court Orders once obtained;

3.4.15	take steps in consultation with Bidder to ensure that the issue of shares to Bidder in accordance with the Scheme is effective at the time that Bidder causes an office copy of the Court Orders to be filed with the Registrar of Companies;

3.4.16	if the Court so requires, Target shall reconvene the Court Meeting and any other necessary meeting of Target Shareholders;

3.4.17	not, without Bidder’s prior written consent or in accordance with the terms of the Target Shares Schemes and Schedule 2, allot or issue any Target Shares between:
(a)	the Voting Record Time and the end of the GM; or

(b)	the Record Time and the time at which the Scheme becomes effective;
3.4.18	if requested by Bidder, prior to the Record Time, but after the Court Order approving the Scheme is made, allot and issue to Bidder one Target Share at a subscription price, payable in cash, equal to the consideration per Target Share payable under the terms of the Scheme;

3.4.19	if requested by Bidder, delay the date of the Court Hearing or the Capital Reduction Court Hearing (subject to the Capital Reduction Court Hearing being held no later than the Business Day prior to the date referred to in clause 10.1.2) in order that the Regulatory Conditions can be satisfied before the Court Hearing; and

3.4.20	not apply to the Court or take any other step in respect of any scheme of arrangement pursuant to Part 26 of the 2006 Act other than the Scheme, except, in relation to any particular scheme announced in connection with a Competing Proposal which is unanimously recommended by the Target Directors, where such steps may be taken after the date which falls seven days after the date on which an announcement of a firm intention to make an offer is made in connection with that Competing Proposal under Rule 2.5 of the City Code.

              Amendments to Scheme and notice(s)
3.5	Target may take all necessary actions within its control to adjourn the Court Meeting and the GM (or either of them, as the case may be) to such date and time as Target may require if a Competing Proposal is announced in the period starting seven days prior to the scheduled date of the Court Meeting or GM (as applicable) and Bidder shall co-operate with Target in seeking consent to any such adjournment (if required).

3.6	Target undertakes to Bidder that it shall not after the posting of the Scheme Document, save as required by law, any Court order, the Panel, or any regulatory authority, seek to amend the notice of Court Meeting, the Scheme or the resolution(s) set out in the notice of GM in each case from the form set out in the Scheme Document without the prior written consent of Bidder (such consent not to be unreasonably withheld or delayed).
              Recommendation
3.7	Subject to clause 3.8, Target agrees that:
3.7.1	the Scheme Document shall, when issued, incorporate a unanimous recommendation of the Target Directors to Target Shareholders to vote in favour of the Scheme at the Court Meeting and the resolution(s) to be proposed at the GM, such recommendation to be in the form set out in the Press Announcement; and

3.7.2	it will procure that the Target Directors do not withdraw, qualify or adversely modify the recommendation referred to in this clause (or, if the Bidder elects to implement the Acquisition by way of an Offer, clause 3.9), as included in the Press Announcement, or propose to do the same or do any act, or make any public statement, or make any omission which could reasonably be considered to be contrary to such recommendation.
3.8	The parties agree that the obligations in clause 3.7 and 3.9 shall not apply to the extent that, following a change in circumstances, the Target Directors have unanimously determined in good faith and with the benefit of appropriate legal and financial advice that such recommendation should not be given or should be withdrawn, qualified or modified in compliance with their fiduciary duties.

3.9	Target agrees that if the Bidder elects to implement the Acquisition by way of an Offer in accordance with this Agreement, the Offer Document shall, when issued and posted to Target Shareholders, incorporate an unanimous recommendation of the Target Directors to Target Shareholders to accept the Offer, such recommendation to be in the form set out in the Press Announcement with such amendments as necessary to reflect that the Acquisition is to be implemented by means of the Offer rather than the Scheme.

              Conditions
3.10	The obligations of the parties to implement the Acquisition are subject to the satisfaction (or waiver) of the Conditions.

3.11	The principal terms of the Acquisition shall be the terms and conditions set out in the Press Announcement and such other terms as Bidder and Target may agree in writing (save in the case of an improvement to the terms of the Acquisition, which will be at the sole discretion of Bidder) and, to the extent required, the Panel may approve.

3.12	Except as fairly disclosed in writing to the other party prior to the date of this Agreement, neither party nor any of its directors is aware of any circumstances which would prevent any of the Conditions from being satisfied.

3.13	If either party is or becomes aware of matters, not known to the other party, which might reasonably be considered to be material in the context of the satisfaction or waiver of any of the Conditions, it will promptly make the substance of all such matters known to the other party and provide such details and further information as that other party may reasonably request.

3.14	In the case of the Scheme, Bidder undertakes that it will immediately prior to the Court Hearing and the Capital Reduction Court Hearing provide the relevant Confirmation if, at that time, the Meeting Conditions and the Regulatory Condition(s) have been satisfied and, having consulted with Target, it is not aware of any fact, matter or circumstance indicating that any of the Negative Conditions is not capable of being satisfied.
              Share Scheme Proposals
3.15	The parties agree to use all reasonable endeavours to implement the Share Scheme Proposals.

3.16	Target shall, in conjunction with Bidder, prepare the documentation to be sent to participants in the Target Share Schemes in respect of the proposals to be made and Target agrees to:
3.16.1	consult with Bidder as to the form and content of such documentation;

3.16.2	seek the approval of Bidder to the content of such documentation, such consent not to be unreasonably withheld or delayed;

3.16.3	afford Bidder sufficient time to consider such documentation in order to give its approval; and

3.16.4	not finalise or post such documentation unless Target has first obtained the written approval of Bidder.
4.	PREPARATION OF DOCUMENTS

Preparation
4.1	If Bidder decides to implement the Acquisition by way of the Scheme, Target shall be responsible for preparing the Scheme Document, the forms of proxy and the Court Documentation required in connection with the Scheme as soon as reasonably practicable and the parties shall ensure that such documents are finalised in sufficient time to permit application to the Court to be made for leave to convene the Court Meeting and for such documents to be posted, in each case having used reasonable endeavours to do so in accordance with the Timetable.

4.2	If Bidder decides to implement the Acquisition by way of the Offer, Bidder shall be responsible for preparing and despatching the Offer Document and related documentation.

4.3	Each party shall as soon as reasonably practicable:
4.3.1	prepare, execute, agree, settle, publish and/or announce (and procure the preparation, execution, agreement, settlement, publishing and/or announcement) of all such documents, circulars, forms, notices or announcements (as the case may be) not referred to in clauses 4.1 or 4.2 as may be necessary or desirable in the opinion of the other (acting reasonably) for the implementation of the Scheme (or Offer, if applicable) in accordance with the terms of this Agreement and the requirements of (as applicable) the Code, the Panel, the Court, the UK Listing Authority, the Financial Services Authority, the London Stock Exchange, the UK Office of Fair Trading, the UK Competition Commission, NASDAQ, the US Federal Trade Commission, the US Securities and Exchange Commission, the US Department of Justice and the US Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and

4.3.2	use all reasonable endeavours to take all steps necessary (and shall procure that their respective professional advisers and each of the members of the Target Group and Bidder Group respectively, and directors and employees of the same, shall take all steps necessary) to provide such information as may be necessary or desirable in the opinion of the other (acting reasonably), for inclusion in the documentation referred to in clause 4.3.1.

              Contents and information
4.4	Target agrees:
4.4.1	to consult with Bidder and take account of Bidder’s reasonable requests as to the form and content of the Scheme Document, Court Documentation and forms of proxy;

4.4.2	to seek the approval of Bidder to the content of the Scheme Document, Court Documentation and forms of proxy (including, without limitation, the terms of the Scheme but excluding information in relation to Target, the Target Group or the Target Directors);

4.4.3	to afford Bidder sufficient time to consider such documents referred to in clause 4.4.1 in order to give its approval; and

4.4.4	not to finalise, file or post (as applicable) the Scheme Document, Court Documentation and forms of proxy unless Target has first obtained the prior written approval of the Bidder (such consent not be unreasonably withheld or delayed, in relation to all such documents other than the Scheme).
4.5	Each party undertakes to provide to the other for the purposes of inclusion in any document referred to in clause 4.1 all such information relating to that party, its corporate group, and their Personnel as may reasonably be required by the other party (having regard to the City Code and applicable regulations) for inclusion in any such document and to provide as soon as reasonably practicable all such other assistance as the other party may reasonably require in connection with the preparation of the Scheme Document or for implementing the Acquisition, including access to, and ensuring (so far as it is reasonably able to do so) the provision of assistance by, relevant professional advisers of each party.

4.6	If Bidder elects at any time to implement the Acquisition by way of the Offer, Target undertakes to provide Bidder with all such information relating to Target, the Target Group and their Personnel as may reasonably be required for inclusion in the Offer Document and to provide as soon as reasonably practicable all such other assistance as Bidder may reasonably require in connection with the preparation of the Offer Document, including access to, and ensuring (so far as it is reasonably able to do so) the provision of assistance by relevant professional advisers of Target and the Target Group.
               Responsibility
4.7	Subject in each case to the requirements of the Panel:

4.7.1	Bidder shall procure that its directors accept responsibility for all information in the Scheme Document relating to Bidder, the Bidder Group and their Personnel (including in relation to Bidder’s financing arrangements) and any statements of the opinion or expectation of Bidder directors in relation to the Acquisition or the combined group; and

4.7.2	Target shall procure that the Target Directors accept responsibility for all information in the Scheme Document (other than information for which responsibility is accepted by Bidder as set out in clause 4.7.1).
4.8	If Bidder decides at any time to implement the Acquisition by way of the Offer, subject in each case to the requirements of the Panel:
4.8.1	Target shall procure that the Target Directors accept responsibility for all information in the Offer Document relating to Target, the Target Group and their Personnel; and

4.8.2	Bidder shall procure that its directors accept responsibility for all of the information in the Offer Document other than information for which responsibility is accepted by Target as set out in clause 4.8.1.
              Supplementary documentation
4.9	If any supplemental circular or document is required to be published or submitted to the Court in connection with the Scheme or any variation or amendment to the Scheme (a “Scheme Supplemental Document”), the parties will, as soon as reasonably practicable, provide such co-operation and information (including such information as is necessary for the Scheme Supplemental Document to comply will all applicable legal and regulatory provisions) as the other may reasonably request for the purpose of finalising the relevant Scheme Supplemental Document and shall publish any such Scheme Supplemental Document promptly. Target shall not publish or post any such Scheme Supplemental Document without the prior written consent of Bidder, not to be unreasonably withheld or delayed.

4.10	If any supplemental circular or document is required, or reasonably considered by Bidder to be desirable, to be published in connection with the Offer or any variation or amendment to the Offer (an “Offer Supplemental Document”), the parties will, as soon as reasonably practicable, provide such co-operation and information (including such information as is necessary for the Offer Supplemental Document to comply will all applicable legal and regulatory provisions) as the other may reasonably request for the purpose of finalising the relevant Offer Supplemental Document and shall publish any such Offer Supplemental Document promptly. Bidder shall not publish or post any such Scheme Supplemental Document without the prior written consent of Target, not to be unreasonably withheld or delayed.
5.	CONDUCT OF BUSINESS
5.1	Target undertakes that, prior to the earlier of the Effective Date and the termination of this Agreement in accordance with its terms, Target shall not, and it shall procure that no other member of the Target Group shall (except with the express prior written consent of Bidder such consent not to be unreasonably withheld or delayed):
5.1.1	carry on business other than in the ordinary course and in all material respects consistently with past practice;

5.1.2	recommend, declare, pay or make or propose to recommend, declare, pay or make, any bonus issue, dividend or other distribution, whether payable in cash or otherwise;

5.1.3	take any action which would amount to an action requiring the approval of Target Shareholders in general meeting or requiring the consent of the Panel under Rule 21 of the City Code, or enter into or agree to enter into any transaction that would require the approval of Target Shareholders under the Listing Rules (save that, for the avoidance of doubt only, Target may allot and issue Target Shares pursuant to the exercise of options in accordance with the Share Scheme Proposals);

5.1.4	incur any indebtedness for borrowed money which is material in the context of the Acquisition except as permitted by the terms at the date of this Agreement of its existing facility agreements and except for entering into finance leases, in the ordinary course of business;

5.1.5	encumber any assets of the business except in the ordinary course of business;

5.1.6	except, in accordance with clause 3.4.18, the Scheme or pursuant to the terms of the Share Scheme Proposals:
(a)	sub-divide, consolidate, re-classify or make any other change to its authorised, allotted or issued share capital; or

(b)	issue or grant any options or awards or rights to subscribe for securities;
5.1.7	settle or institute any legal, regulatory or arbitral proceedings, claims or disputes with a value of more than £50,000 (or equivalent in any other currency) or settle any claim or dispute in relation to any intellectual property owned or used by the Target Group;
5.1.8	make (or agree to make) any payment outside the ordinary course of business which would be material in the context of the Acquisition other than a payment or proposed payment disclosed to Bidder or its advisers in writing prior to the date of this Agreement;

5.1.9	knowingly do any act, matter or thing in relation to its business which would cause any of the Conditions not to be satisfied or which is reasonably likely to have the effect of materially delaying satisfaction of any of the Conditions or to be prejudicial to the implementation of the Acquisition or the financing in connection therewith;

5.1.10	except, in accordance with clause 5.2, the Scheme or the terms of this Agreement, amend the memorandum or articles of association of any member of the Target Group;

5.1.11	except in accordance with the Scheme and the terms of Share Scheme Proposals, amend or alter the rules or terms of, or adopt, any share scheme of any member of the Target Group;

5.1.12	other than in the ordinary course of business, or as a result of contracted arrangements in effect as at the date of agreement and consistent with past practice, including any amendments consistent with the results of the independent 2008 salary benchmarking analysis materially amend or terminate (other than for cause) the service agreement of, or other arrangements with, any director or member of the Senior Executive Team of any member of the Target Group or provide, or agree to provide, a gratuitous payment or benefit to any such director or Senior Employee;

5.1.13	assign or grant a licence in respect of any intellectual property rights, other than in the ordinary course of business;

5.1.14	enter into any agreement or assume any obligation to do any of the above.
5.2	Nothing in clause 5.1.10 shall prohibit Target from amending its articles of association as set out in the notice dated 19 May 2008 for the Target’s Annual General Meeting due to be held on 20 June 2008 (the “Notice”), provided that such amendments are in accordance with the terms of the Notice.

5.3	If Target is or becomes aware of any breach or anticipated breach or any circumstances likely to give rise to a breach of any of the undertakings set out in clause 5.1 it shall notify Bidder as soon as reasonably practicable.

5.4	Subject to clause 5.5 Target undertakes to Bidder to:
5.4.1	keep Bidder informed of the progress of, and of any developments relating to, the business and financial affairs of Target Group which the Target, acting reasonably, considers material and shall procure that representatives of Bidder shall have reasonable opportunity to meet and/or have discussions with the Senior Executive Team for the purposes of planning for carrying on the business of Target following the Effective Date provided that:
(a)	such requests by Bidder do not result in unreasonable disruptions to Target Group’s business;

(b)	such meeting or discussions are at mutually convenient times; and

(c)	Target may require that meetings take place other than at Target’s business premises;
5.4.2	use its reasonable endeavours to facilitate discussions with the providers of finance to the Target Group under its existing credit facilities and otherwise provide reasonable assistance and co-operation in relation to the same as Bidder may reasonably request including seeking waivers of right of repayment upon change of control or, should Bidder wish to effect prepayment of outstanding indebtedness, giving all notices required to effect such prepayments and seeking to obtain releases of all existing security with the timeframe required by the providers of the credit facilities for the Acquisition provided however, for the avoidance of doubt, that no prepayment need be made prior to the Effective Date;

5.4.3	provide such information, assistance and co-operation as Bidder may reasonably request in relation to the financing or refinancing of the Acquisition and/or the existing financing of the Target Group in order to comply with the reasonable requirements of its banks, including:
(a)	providing such information required by Bidder, acting reasonably in order to comply with the reasonable requirements of its banks to enable it to finalise the structure of the holding companies of Target and the post-acquisition structuring of the Target Group;

(b)	providing reasonable co-operation in the preparation of any bank syndication documentation or share issue documentation;

(c)	providing information reasonably required for the preparation of pledge and security documents or other reasonably requested certificates and documents in connection with any such financing; and
(d)	to make senior management of the Target Group available for discussions with advisors to potential bank syndicates, provided that:
(e)	any requests by Bidder under this clause 5.4.3 do not result in unreasonable disruption to Target Group’s business;

(f)	such meeting or discussions are at mutually convenient times and upon reasonable notice;

(g)	Target may require that meetings take place other than at Target’s business premises; and

(h)	Target shall not be required to provide any information to the extent it reasonably considers necessary to protect its legitimate commercial interests; and
5.4.4	do all things reasonably necessary to ensure that any persons nominated by Bidder are appointed as directors of members of the Target Group in substitution for and/or in addition to the existing directors with effect from the Effective Date (as advised in writing by Bidder no less than 5 Business Days prior to the Effective Date).
5.5	Nothing in clause 5.4 will require Target to provide information to Bidder or any member of the Bidder Group:
5.5.1	concerning commercially sensitive information relating to the Target Group; or

5.5.2	which would result in breach of any confidentiality obligations, law or regulations including any applicable privacy laws.
6.	NON-SOLICITATION
6.1	Target warrants and represents to Bidder that, as at the date of this Agreement, it has ceased all discussions with any third parties which could reasonably be expected to result in any Competing Proposal being made or announced and (insofar as it is aware) Target is not otherwise the subject of any Competing Proposal.

6.2	Subject to clause 6.4, Target undertakes to Bidder that, without the express prior written consent of Bidder, prior to the Effective Date it shall:

6.2.1	not, and it shall procure that no member of the Target Group, or any of its or their directors, officers, employees or Related Persons (acting in their capacity as such) shall, directly or indirectly solicit or encourage any person other than Bidder to make or be involved in a Competing Proposal (save to the extent that in response to an approach, which is unsolicited after the date of this Agreement, only, the Target Directors have unanimously determined, acting reasonably and in good faith and having taken appropriate legal and financial advice, that their fiduciary duties so require, in which case Target shall be permitted to enter into discussions or negotiations with any such Third Party making an unsolicited approach (including any Third Party who has previously approached Target, any other member of the Target Group or any of its or their respective directors, officers, employees, advisers or agents prior to entry into this Agreement) and to provide any information to any such person); and

6.2.2	not directly or indirectly, and shall procure that no member of the Target Group, or any of its or their directors, officers, employees or Related Persons (acting in their capacity as such) shall, from the date of this Agreement enter into any discussions or negotiations with, or provide any information to, any person who is considering making or being involved in a Competing Proposal (save to the extent that the Target Directors have unanimously determined, acting reasonably and in good faith and having taken appropriate legal and financial advice, that their fiduciary duties so require, and only in response to an unsolicited approach).
6.3	Target undertakes to Bidder that prior to the Effective Date it shall as soon as reasonably practicable inform Bidder in writing (a “Competing Proposal Notice”) of any:
6.3.1	approach to Target, any members of the Target Group or to any of their respective directors, officers, employees, advisers or agents, by a Third Party in relation to which the Target Directors consider that their fiduciary duties require them to enter into discussions and/or negotiations pursuant to the fiduciary carve-out in clause 6.2.1 and which may lead to a Competing Proposal, together with the identity of such Third Party making the approach and the price offered by such Third Party (except where the Target is required not to do so in order to comply with an express obligation of confidentiality to which Target is at the date of this Agreement subject) and the parties agree that this provision shall be disclosed in the Press Announcement and Target confirms to Bidder that it has entered into confidentiality obligations with 3 Third Parties since 4 June 2008; and

6.3.2	any request for information received by it under Rule 20.2 of the City Code.

6.4	Nothing in this Agreement shall prohibit Target or any members of the Target Group or to any of their respective directors, officers, employees, advisers or agents from:
6.4.1	providing to any other party any information required to be provided to it under Rule 20.2 of the Code (but only to the extent required by that Rule and only to the extent specifically requested);

6.4.2	communicating to trading partners and customers about the business in the ordinary course of business; or

6.4.3	providing to any regulatory authority such information as it may duly require.
7.	INDUCEMENT FEE
7.1	In consideration of the considerable time and effort put in by Bidder and its advisers in preparation of the Offer, and as an inducement and pre-condition to Bidder agreeing to announce the Offer, Offeree hereby agrees to pay to Bidder the Inducement Fee if:
7.1.1	following the publication of the Press Announcement in accordance with clause 2.1, and before the Scheme or the Offer (as applicable) lapses, is withdrawn, terminates or otherwise fails or (with the consent of the Panel) is not made, a Competing Proposal is announced by a Third Party and subsequently becomes unconditional in all respects and the Scheme does not become effective or, if Bidder has issued a Rule 2.5 announcement in respect of an Offer, that Offer lapses, is withdrawn, terminates, or otherwise fails or is not made;

7.1.2	the Target Directors do not give, withdraw, qualify or adversely modify the board recommendation as set out in clause 3.7 to clause 3.9 (as applicable) or agree or resolve to recommend a Competing Proposal, other than in circumstances where Target validly terminates this Agreement in accordance with clause 10.1.1, 10.1.3 or 10.1.6 or where the Scheme has not become effective due to non-fulfilment of the Regulatory Conditions; or

7.1.3	the Acquisition is being implemented by way of the Scheme, and the resolutions to be proposed at the Court Meeting and the GM have been passed by the requisite majorities, the Target Directors do not, except in accordance with clause 3.4.10, seek the Court Order approving the Scheme or the Court Order approving the Capital Reduction (having used reasonable endeavours to comply with the Timetable) or do not file the Court Orders, together with the minute of the Capital Reduction, with the Registrar of Companies (having used reasonable endeavours to comply with the Timetable).

7.2	Any amount payable pursuant to clause 7.1 shall be paid (without any deduction or withholding, save only as required by law, and without regard to any lien, right of set-off, consideration or otherwise) by telegraphic transfer in immediately available funds to a bank account nominated by Bidder and notified in writing to Target for such purpose no later than five Business Days after any of the circumstances or actions triggering payment set out in clause 7.1 shall occur.

7.3	Target can only ever pay the Inducement Fee once.

7.4	If any tax authority determines that sums payable under clause 7.1 constitute all or part of the consideration for a supply made by Bidder to Target for VAT purposes and VAT is or becomes chargeable on that supply for which Bidder (or the representative member of any VAT group of which Bidder is a member) is liable to account to such tax authority:
7.4.1	Target shall (or shall procure that the representative member of the VAT group of which Target is a member shall) use its reasonable endeavours to obtain any available refund or credit in respect of such VAT; and

7.4.2	the Inducement Fee shall be increased by an amount equal to the amount of that VAT in respect of which Target (or the representative member of any VAT group of which Target is a member) is entitled to credit or repayment from any tax authority (as determined by Target, or the relevant representative member of the VAT group, acting reasonably).
For the avoidance of doubt the Inducement Fee is inclusive of any amounts in respect of VAT that would not be able to be recovered by Target in accordance with clause 7.4.1.
7.5	Target acknowledges and confirms that:
7.5.1	the Target Directors, having taken appropriate independent legal and financial advice, believe the arrangements set out in this clause 7 will promote the success of Target for the benefit of its members as a whole;

7.5.2	the Target Directors have considered the net assets of Target (as at the date of this Agreement) for the purposes of section 152(2) of the 1985 Act and have concluded that the arrangement to pay the Inducement Fee does not reduce, to a material extent, the net assets for the purposes of section 152(1)(a)(iv) of the 1985 Act; and

7.5.3	such arrangements have been approved by the Panel pursuant to Rule 21.2 of the Code.

7.6	Nothing in this Agreement shall oblige the Target to pay any amount pursuant to this clause 7:
7.6.1	which the Panel determines would not be permitted by Rule 21.2 of the Code; or

7.6.2	that is not permitted to be paid without the prior approval of Target Shareholders pursuant to LR 10.2.7R of the Listing Rules of the UK Listing Authority.
7.7	If the Inducement Fee has been paid by Target in accordance with this clause 7, Bidder acknowledges that it shall have no further claim against Target (including in respect of accrued rights) under this Agreement.
8.	MUTUAL ASSISTANCE

Requests
8.1	Each party will have due regard to, and take due account of, all reasonable requests from time to time of the other in relation to the Scheme and its implementation.
              Information and assistance
8.2	Without prejudice to clause 4:
8.2.1	each party shall provide promptly such assistance and information as is reasonably required by the other party for the purposes of, or in connection with, the preparation of all documentation necessary in connection with the Acquisition and which it is reasonably able to provide; and

8.2.2	each party shall procure (so far as it is reasonably able to do so) the provision of assistance by its professional advisers.
              Clearances
8.3	Subject to clause 8.4, the parties shall co-operate in relation to the obtaining of any necessary or expedient Clearances and, without prejudice to the generality of the foregoing, shall:
8.3.1	make as promptly as reasonably practicable such filings with any Relevant Authority, jointly or separately, as are necessary or expedient for the implementation of the Acquisition;

8.3.2	co-operate in any dealings with any Relevant Authority (including without prejudice to the generality of the foregoing where reasonably required, jointly attending meetings and conference calls) and deal with all requests and enquiries from any such Relevant Authority in consultation with the other party;
8.3.3	inform the other party (and the other party’s legal advisers) as promptly as reasonably practicable of all communications and dealings with any Relevant Authority and consult with the other party (and the other party’s legal advisers) on all matters pertinent to enabling the relevant Condition to be satisfied, provided that nothing in this clause 8.3 shall oblige either party to disclose to the other any information provided to any Relevant Authority which is confidential or price sensitive;
8.3.4	provide as promptly as reasonably practicable to any Relevant Authority such information as may be reasonably required by such authority in connection with any authorisations, clearances or consents required or expedient in the context of the Acquisition; and
8.3.5	if necessary, negotiate with any Relevant Authority in relation to any undertakings, orders or agreements which such Relevant Authority requires to facilitate the Acquisition (whether or not the consent of that authority is required to satisfy any Condition) provided that this provision shall not require any party to agree to any such undertakings, orders or agreements.
8.4	Nothing in clause 8.3 shall require any party to disclose any information which would result in a breach of any law, regulation, provision of the City Code, court order or confidentiality obligation or which is commercially sensitive.
              Proxies
8.5	On each day from and including the day falling seven days after the posting of the Scheme Document to and including the day immediately prior to the day for which the Court Meting, GM and other such meetings required under this Agreement and the Scheme, have been convened, inform Bidder of:
8.5.1	the number of valid proxy votes in respect of the Court Meeting, with the number of proxy votes for and against the resolution to be proposed at the Court Meeting being separately identified;

8.5.2	the number of Target Shareholders who have submitted valid forms of proxy for the Court Meeting, with the number of Target Shareholders who have submitted proxy votes for and against the resolution to be proposed at the Court Meeting being separately identified; and

8.5.3	the number of valid proxy votes in respect of the GM, with the number of proxy votes for and against the relevant resolution being separately identified.
9.	BIDDER TO BE BOUND BY SCHEME
9.1	If the Acquisition is effected by way of the Scheme, subject to the satisfaction or waiver of the Conditions, Bidder hereby agrees to take all such steps as are reasonably necessary to implement the Scheme on the terms (but subject to the Conditions) set out in the Press Announcement, and in particular shall:
9.1.1	be bound by the Scheme and to instruct counsel to agree on its behalf at the Court hearing of the petition to sanction the Scheme to undertake to be bound thereby;

9.1.2	to execute and do, and procure the execution and doing of all such documents, acts and other things, as may be reasonably necessary or desirable to be executed and done for the purposes of giving effect to the Scheme; and

9.1.3	give such undertakings as may be required by the Court in connection with the Scheme, save that this clause shall not oblige Bidder to waive any of the Conditions or treat them as satisfied.
10.	TERMINATION
10.1	Subject to clause 10.2 without prejudice to the parties’ obligations under the City Code, and in particular, Bidder’s obligation to proceed with the Acquisition in accordance with Rule 2.7 of the City Code, or pursuant to a court order, this Agreement, other than clause 1, clause 7, this clause 10 and clauses 12 to 16 (inclusive) which shall survive such termination, may be terminated as follows:
10.1.1	by the express written consent of the parties at any time prior to the Effective Date;

10.1.2	if the Effective Date has not occurred by the Long Stop Date;

10.1.3	by written notice from one party to the other following a material breach by such other party of any of the provisions of this Agreement which, if capable of remedy, has not been remedied within 10 days of a notice from the first party requesting the remedy;

10.1.4	if the Target Shareholders fail to pass by the required majorities the resolutions to be proposed at the Court Meeting in connection with the Acquisition and/or fail to pass by the required majority the resolutions to be proposed at the GM in connection with the Acquisition and Bidder has not elected, in accordance with clause 3.1, within 10 Business Days of the date of the relevant Meeting, to implement the Acquisition by means of the Offer;

10.1.5	if the Court refuses to sanction the Scheme or the Capital Reduction;

10.1.6	by express written notice from either party to the other if:
(a)	any of the Conditions not referred to above in this clause 10.1 which is capable of waiver and which has not been waived is (or becomes) incapable of satisfaction and Bidder notifies Target in writing that, notwithstanding that it has the right to waive any such Condition, it shall not do so; or

(b)	if any of the Conditions not referred to above in this clause 10.1 which is incapable of waiver is not satisfied or becomes incapable of satisfaction, provided that if Bidder elects to implement the Acquisition by way of the Offer, then, for the purposes of this clause 10.1.6, Conditions 1(a) to (c) (inclusive) shall be ignored;

10.1.7	if Bidder determines to implement the Acquisition by way of the Offer, if the Offer lapses or is withdrawn;

10.1.8	if after the date of this Agreement the Target Directors unanimously publicly recommend to Target Shareholders a Competing Proposal and:
(a)	the Bidder confirms in writing to Target that it wishes to terminate the Agreement; or

(b)	such Competing Proposal is or becomes wholly unconditional;
10.1.9	on the earliest to occur of the date (if any) on which:
(a)	the Scheme lapses, terminates or is withdrawn and the Effective Date; or

(b)	the Offer lapses, terminates or is withdrawn and the Effective Date, provided that this clause 10.1.9 shall not apply if the Scheme or Offer (as the case may be) lapses, terminates or is withdrawn in circumstances in which Bidder has elected to implement the Acquisition by way of an Offer prior to such lapse, termination or withdrawal (in the case of paragraph (a)) or by means of the Scheme prior to such lapse, termination or withdrawal (in the case of paragraph (b)).
10.2	In the event of termination under clause 10.1 above, the parties agree that this Agreement shall terminate without prejudice to any rights or liabilities that have accrued prior to such termination.
11.	CONFIDENTIALITY

The parties confirm that the terms of the NDA shall continue to have effect subject to the written agreement of the parties otherwise, and save that the parties’ obligations under clauses 7 and 14 of the NDA shall cease, and save further that any other obligations of the parties under the NDA shall cease to the extent inconsistent with this Agreement.

12.	COSTS AND EXPENSES

Each party shall pay its own costs and expenses incurred in connection with the preparation, negotiation and completion or termination of this Agreement.

13.	CAPACITY

Each party warrants and represents to the other that it has full power and authority to perform the obligations expressed to be assumed by it under this Agreement and that the obligations expressed to be assumed by it hereunder are legal, valid and binding and enforceable against it in accordance with their terms.

14.	NOTICES

Form of Notice
14.1	Any notice, approval or other communication to be given or made under or in connection with this Agreement (each a “Notice” for the purposes of this clause) shall be legible, in English, in writing and signed by or on behalf of the party giving it. A facsimile transmission is regarded as legible unless the addressee telephones the sender within 2 hours after transmission is received or regarded as received under clause 14.2.3 and informs the sender that it is not legible.
Method of service
14.2	Service of a Notice must be effected by one of the following methods:

14.2.1	by hand to the relevant address set out in clause 14.4 and shall be deemed served upon delivery if delivered during a Business Day, or at the start of the next Business Day if delivered at any other time; or

14.2.2	by prepaid first-class post to the relevant address set out in clause 14.4 and shall be deemed served at the start of the second Business Day after the date of posting; or

14.2.3	by facsimile transmission to the relevant facsimile number set out in clause 14.4 and shall be deemed served on despatch if despatched during a Business Day, or at the start of the next Business Day if despatched at any other time, provided that in each case a receipt indicating complete transmission of the Notice is obtained by the sender and that a copy of the Notice is also despatched to the recipient using a method described in clauses 14.2.1 to 14.2.2 (inclusive) no later than the end of the next Business Day.
14.3	In clause 14.2 “during a Business Day” means any time between 9.30 a.m. and 5.30 p.m. on a Business Day based on the local time where the recipient of the Notice is located. References to “the start of a Business Day” and “the end of a Business Day” shall be construed accordingly.
Address for service
14.4	Notices shall be marked as follows:
14.4.1	Notices for Target shall be marked for the attention of:

Name:	Steve Kent

Address:	Lady Bay House, Meadow Grove, Nottingham NG2 3HF

Fax number:	+44 (0) 115 844 0612
14.4.2	Notices for Bidder shall be marked for the attention of:

Name:	Josef von Rickenbach

Address:	The Quays, 101-105 Oxford Road, Uxbridge, Middlesex, UB8 1LZ

Fax number:	+44 (0)1895 238494

With a copy to:

Name:	c/o General Counsel, PAREXEL International Corporation

Address:	200 West Street, Waltham, Massachusetts, MA 02451, USA

Fax number:	+1 781 434 5040
Copies of Notices
14.5	Copies of all Notices sent to Target shall also be sent or given to Jonathan Evans of UBS Investment Bank of 1 Finsbury Avenue, London EC2M 2PP, fax number: +44 (0) 20 7568 4353. Copies of all notices sent to Bidder shall also be sent or given to Julia Thomas of JP Morgan Cazenove of 20 Moorgate, London EC2R 6DA, fax number +44 207 155 9612. Such copies shall be sent or given in accordance with one of the methods described in clause 14.2. Failure to communicate such copies shall not invalidate such Notice.
Change of details
14.6	A party may change its address for service provided that the new address is within the United Kingdom and that it gives the other parties not less than five Business Days’ prior notice in accordance with this clause 14. Until the end of such notice period, service on either address shall remain effective.
15.	GENERAL

Entire agreement
15.1	This Agreement (together with any documents referred to herein or required to be entered into pursuant to this Agreement) contains the entire agreement and understanding of the parties and supersedes all prior agreements, understandings or arrangements (both oral and written) relating to the subject matter of this Agreement and any such document.
Variations
15.2	No variation of this Agreement shall be effective unless made in writing signed by or on behalf of both parties and expressed to be such a variation.
Remedies and waivers
15.3	Without prejudice to any other rights and remedies which any party may have, each party acknowledges and agrees that any breach by any party of this Agreement could cause injury for which damages may not be an adequate remedy. In the event of a breach or threatened breach by either party of any of the provisions of this Agreement, shall be entitled to seek the remedies of injunction, specific performance and other equitable relief (and none of the parties shall contest the appropriateness or availability thereof) in any court of competent jurisdiction.

15.4	No failure or delay by either party or time or indulgence given in exercising any remedy or right under or in relation to this Agreement shall operate as a waiver of the same nor shall any single or partial exercise of any remedy or right preclude any further exercise of the same or the exercise of any other remedy or right. The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

15.5	No waiver by either party of any requirement of this Agreement, or of any remedy or right under this Agreement, shall have effect unless given in writing and signed by such party. No waiver of any particular breach of the provisions of this Agreement shall operate as a waiver of any repetition of such breach.
Assignment
15.6	No party shall be entitled to assign, transfer or create any trust in respect of the benefit or burden of any provision of this Agreement without the prior written consent of the other party.
Counterparts
15.7	This Agreement may be executed as two or more counterparts and by the parties on separate counterparts but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement but all counterparts shall together constitute but one and the same instrument.
Further assurance
15.8	Each party shall, and shall use all reasonable endeavours to procure that any necessary third party shall, do and execute and perform all such further deeds, documents, assurances, acts and things as may reasonably be required to give effect to this Agreement.
Third party rights
15.9	No provisions of this Agreement shall be enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999 by any person who is not a party to this Agreement.

15.10	The terms of this Agreement may be rescinded or varied at any time by the parties in accordance with clause 15.2 without the consent of any third parties.
Invalidity

15.11	If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair the legality, validity or enforceability in that jurisdiction of any other provisions of this Agreement or the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.
Announcements
15.12	Subject to clause 15.13, no announcement (other than the Press Announcement) concerning the Acquisition or any ancillary matter contemplated by this Agreement shall be made by either party without the prior written approval of the other, such approval not to be unreasonably withheld or delayed.

15.13	Either party may make an announcement concerning the Acquisition or any ancillary matter:
15.13.1	if required by law or any securities exchange or regulatory or governmental body to which that party is subject, wherever situated, including (amongst other bodies and without limitation) the Panel, the UK Listing Authority, the Financial Services Authority, the London Stock Exchange, the Panel, the UK Office of Fair Trading, the UK Competition Commission, NASDAQ, the US Federal Trade Commission, the US Securities and Exchange Commission and the US Department of Justice, whether or not the requirement has the force of law provided that the party concerned shall (to the extent permitted by applicable law and regulation) take all such steps as may be reasonable and practicable in the circumstances to agree the contents, form and timing of such announcement with the other party before making such announcement;

15.13.2	which Bidder or Target wishes or is required to make if the Target Directors withdraw, qualify or adversely modify the Board Recommendation including, for the avoidance of doubt, in relation to a Competing Proposal; or

15.13.3	which Bidder or Target wishes to make to its shareholders, employees, or trading counterparties or customers.
16.	APPLICABLE LAW AND JURISDICTION
16.1	This Agreement and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of England and Wales.

16.2	The parties irrevocably submit to the exclusive jurisdiction of the Courts of England and Wales in respect of any claim, dispute or difference arising out of or in connection with this Agreement.

THIS AGREEMENT has been duly executed on the date first stated above.

SCHEDULE 1
PRESS ANNOUNCEMENT

SCHEDULE 2
SHARE SCHEME PROPOSALS
1.	Introduction

1.1	Target operates:
1.1.1	the ClinPhone plc 2006 Long Term Incentive Plan (the “2006 LTIP”) and the ClinPhone plc 2007 Long Term Incentive Plan (the “2007 LTIP”) (together the “LTIP”);

1.1.2	the ClinPhone plc 2006 Save As You Earn Scheme (the “2006 SAYE Scheme”) and the ClinPhone plc 2007 Save As You Earn Scheme (the “2007 SAYE Scheme”) (together the “SAYE Scheme”);

1.1.3	the ClinPhone plc 2006 Employee Stock Purchase Plan (the “2006 ESPP”) and the ClinPhone plc 2007 Employee Stock Purchase Plan (the “2007 ESPP”) (together the “ESPP”);

1.1.4	the Clinphone Enterprise Management Incentive Plan (the “EMI Plan”); and

1.1.5	the Clinphone Limited United States Stock Option Plan (the “US Stock Option Plan”).
For the purposes of this Schedule 2, the LTIP, the SAYE Scheme, the ESPP, the EMI Plan and the US Stock Option Plan are referred to collectively as the “Share Schemes".

1.2	In addition Target operates an offshore employee benefit trust administered by Ansbacher Trustees (Jersey) Limited (“Trustee”) (the “EBT”).

1.3	Target and Bidder have agreed to implement the Acquisition by means of a scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”). For the avoidance of doubt, should the Acquisition proceed by way of an Offer, the provisions of this Schedule shall apply on the same terms and conditions to such Offer save as otherwise provided.

1.4	Unless otherwise specified, defined terms in this Schedule 2 shall have the meaning given to them in the Agreement.

2.	The Proposals — General

2.1	Target and Bidder agree that the options and/or awards granted by Target under the Share Schemes to acquire Target Shares under the Share Schemes (the “Options”) will become exercisable and/or vest (to the extent not already exercisable and subject to and in accordance with the relevant Share Scheme rules as amended if applicable) as a consequence of or in connection with the Acquisition.

2.2	Target and Bidder agree that where Options subsist which are not already exercisable, the relevant Share Scheme shall, to the extent possible (and with HM Revenue & Customs (“HMRC”) approval where necessary), be amended to allow for exercise from Court sanction of the Scheme (“Sanction”) (and prior to the “Record Time”).

2.3	If a Scheme is implemented, Target and Bidder agree that the timetable for implementation of the Scheme shall be determined so as to enable the Options to be exercised (at the participant’s election and in accordance with the relevant Share Scheme rules) prior to the Record Time.

2.4	If the Acquisition is effected by way of a Scheme, Bidder and Target agree that the Articles of Association of Target will be amended so that any Target Shares issued on or after the Record Time including pursuant to the exercise of the Options under the Share Schemes will be acquired by Bidder in exchange for a cash payment by Bidder to the relevant option holder equal to the consideration paid by Bidder for each Target Share pursuant to the Acquisition.

2.5	Target and Bidder agree that to the extent that any exercise monies are payable by the holders of Options under the Share Schemes, arrangements will be put in place for such exercise monies to be deducted from the cash consideration due to them for the sale of their Target Shares following the exercise of their Options pursuant to the Acquisition and accounted to the Target accordingly.

2.6	Target and Bidder agree that to the extent that any income tax, employee National Insurance contributions or similar liabilities for which any Target Group company (or such other relevant person) is liable to account to any tax authority in relation to or in connection with the Options (the “Tax Liability”), arrangements will be put in place for such Tax Liability to be deducted from the cash consideration due to the holders of Options for the sale of their Target Shares following the exercise of their Options pursuant to the Acquisition and accounted on their behalf to the relevant tax authorities.

2.7	Target and Bidder acknowledge that (to the extent that it is considered appropriate to both parties) alternative cashless exercise arrangements to those referred to in clauses 2.5 of this Schedule 2 above (including, for the avoidance of doubt, the making of loans) will be offered by the Bidder to participants of the Shares Schemes to assist them with exercising their Options in accordance with these Proposals in the event that such alternative arrangements are necessary in order to maintain and/or obtain the most favourable tax treatment for such participants upon the exercise of their Options. Without prejudice to the foregoing, Target and Bidder further acknowledge that (to the extent that it is considered appropriate by both parties) cash cancellation payments may be offered by the Bidder to participants of the Share Schemes as an alternative to exercise of some or all of the Options that they hold.

2.8	Target confirms that the EBT holds 2,313,290 Target Shares, which the Trustee of the EBT has agreed, in accordance with the terms of a loan and subscription agreement entered into on 19 June 2006 by the EBT, can be used as follows: (i) 1,504,464 Target Shares to satisfy the Options outstanding under the EMI Plan and the US Stock Option Plan and (ii) a maximum of 490,821 Target Shares to go towards satisfying the UK Options outstanding under the LTIP. This leaves an unallocated pot of Target Shares equal to 318,005.

2.9	Target agrees that the Target Board and its Remuneration Committee (“Remco”) will not, without the prior written consent of the Bidder (such consent not to be unreasonably withheld or delayed) or as otherwise set out in this Schedule 2, make recommendations to the Trustee of the EBT regarding the distribution to employees of the Target Group of any surplus funds held by the EBT following the receipt of funds to exercise any Options pursuant to the Scheme and these Share Scheme Proposals and/or following the receipt of funds on the sale of Target Shares held in the Trust Fund (if any) pursuant to the Scheme and repayment of any outstanding loans and Trustee fees and expenses (the “Surplus Funds”).

2.10	Bidder and Target agree that the Remco will make a recommendation to the Trustee of the EBT that any Surplus Funds remaining in the EBT after payments of the SAYE Compensation Payments and the ESPP Equalization Payments in accordance with the terms of this Schedule 2, should be paid (to the extent sufficient Surplus Funds are available and, if the Trustee so determines, using such approximations or assumptions as it thinks appropriate) as a bonus to those beneficiaries of the EBT who are participants of the Share Schemes, such bonus to be divided equally between those beneficiaries. For the avoidance of doubt, the recommendation to the Trustee under this clause 2.10 should state that where a beneficiary is a participant of more than one Share Scheme, he/she will only be counted once for the purposes of receiving a bonus payment under this clause 2.10.

2.11	Bidder agrees, that following the Effective Date, it will not, and it will procure that none of its appointees to the ClinPhone Board do not, seek to vary any of the recommendations made in accordance with this Schedule to the Trustee of the EBT regarding the distribution of the Surplus Funds.

2.12	Bidder further agrees, that following the Effective Date, any new recommendations made to the Trustee of the EBT by the Board and/or the Remco regarding the distribution of the remaining Surplus Funds (if any) will only be made following consultation with the current CEO and CFO of the Target (to the extent such CEO and CFO remain employed in the Target / Bidder Group).

2.13	Nothing in clauses 2.8 to 2.13 of this Schedule 2 requires the Trustee of the EBT to act other than in accordance with the terms of the Trust Deed and their duties as trustees (as applicable).

3.	Documentation

3.1	Bidder and Target agree to co-operate to issue the communications to all Option holders under each of the Share Schemes explaining the proposals set out in this Schedule, to the extent that they apply, and facilitating the exercise of Options conditional on Sanction.

3.2	Target and Bidder agree that the Scheme Document shall:
3.2.1	include a summary of the terms of this Schedule 2 in a form agreed by the parties; and

3.2.2	be sent to or made available for inspection by the participants of the Share Schemes;
3.3	Target agrees to send a letter to Share Scheme participants, in a form agreed by the Bidder, explaining the Share Scheme Proposals as soon as practicable after the Court Meeting (the “Option Letter”). This Option Letter will:
3.3.1	set out the alternative courses of action available to Option holders under the Scheme including the deadline for returning any documentation to Target; and

3.3.2	enclose a Form of Instruction allowing Option holders to choose to exercise their Options and participate in the Scheme.
4.	Share Schemes

4.1	Target confirms that the following table correctly details all subsisting Options to acquire shares in Target as at 12 June 2008:

		Maximum number of
	Exercise Price per	Target Shares under	Aggregate Exercise	Source of Target	Performance
Scheme	Target Share	Options	Price Due	Shares	Conditions?	Already Exercisable?
ClinPhone Enterprise Management Incentive Plan and the ClinPhone Limited US Stock Option Plan	Ranges between £0.13 to £0.52	1,504,464	£312,680	Existing (EBT)	No	Yes

		Maximum number of
	Exercise Price per	Target Shares under		Aggregate Exercise	Source of Target	Performance
Scheme	Target Share	Options		Price Due	Shares	Conditions?	Already Exercisable?
ClinPhone plc 2006/2007 Long Term Incentive Plan (UK)	£Nil	490,821		£Nil	Existing (EBT)	Yes	No
ClinPhone plc 2006/2007 Long Term Incentive Plan (US)	£0.01	665,455		£6,654	New issue	Yes	No
				n/a (on the
				assumption that
ClinPhone plc 2006				these Options are
Save As You Earn				currently
Scheme	£1.72	19,883	**	underwater)	New issue	No	No
ClinPhone plc 2007 Save As You Earn Scheme	£0.52	273,202	**	£142,065	New issue	No	No
ClinPhone plc 2006 Employee Stock Purchase Plan	£1.15*	35,343	**	£40,644	New issue	No	No
ClinPhone plc 2007 Employee Stock Purchase Plan	£0.51*	32,593	**	£16,622	New issue	No	No

*	the exercise prise under the ESPP is 85% of the lesser of (i) the fair market value (fmv) of the shares at the start of the offering period (which was £1.66 and £0.51 respectively) and (ii) the fmv of the shares on the new purchase date in the context of the Scheme, which arguably is likely to be £1.35.

**	these figures are based on the assumption that Target Shares are acquired using savings accrued up until (and including) the August payroll.
4.2	Target hereby confirms that at the date of the Agreement no further Options or other awards to acquire Target Shares or shares in any member of the Target Group subsist or will be granted prior to the Scheme becoming effective.

4.3	Target hereby confirms that the Target Board or Remco will not (and will not direct the Trustee of the EBT to), without the Bidder’s prior written consent, such consent not to be unreasonably withheld or delayed, or otherwise as set out in this Schedule:
4.3.1	amend or terminate any of the Share Schemes;

4.3.2	exercise any discretionary powers under the rules of any or all of the Share Schemes, except as required for the day-to-day operation of the Share Schemes in the ordinary course of business (including, without limitation, the exercise of discretion in relation to participants who cease to be employees of the Target Group).

5.	ClinPhone plc 2006 and 2007 Long Term Incentive Plan

5.1	Impact of the Scheme on subsisting UK LTIP Awards and Proposals

Bidder and Target acknowledge that:
5.1.1	the Target Board has exercised its discretion in accordance with the terms of the LTIP to determine that Options issued to UK employees under the LTIP (“LTIP Options") shall vest and become exercisable in full on Sanction;

5.1.2	any Tax Liability due on the exercise of the LTIP Options will be accounted for in accordance with clause 2.6 of this Schedule 2 above;

5.1.3	any LTIP Options which are not exercised on Sanction in accordance with the terms of this Schedule 2 will lapse on the Record Date; and

5.1.4	they will each use reasonable endeavours to ensure that the Trustee of the EBT uses any Target Shares held by the EBT to satisfy the LTIP Options, as referred to in clause 2.8 of this Schedule 2.
5.2	Impact of Scheme on Subsisting US LTIP Awards and Proposals
5.2.1	Target and Bidder agree that the Target Board will, in accordance with Section 5 of Restricted Stock Unit Agreement (the “US LTIP Agreement") reflecting the LTIP awards granted to certain US employees (the “US LTIPs") and through its adoption of resolutions approving the Scheme, provide for the vesting in full of the US LTIPs effective on the Sanction Date.

5.2.2	Any Par Value Amount (as defined in clause 5.2.4(a) of this Schedule 2 below) due on the exercise of the US LTIPs will be deducted in accordance with clause 2.5 above.

5.2.3	Any Tax Withholding Amount (as defined in clause 5.2.4(b) of this Schedule 2 below) due Tax on the exercise of the US LTIPs will be accounted for in accordance with clause 2.6 of this Schedule 2 above.

5.2.4	For the purposes of clauses 5.2.2 and 5.2.3 of this Schedule 2 above:
(a)	the “Par Value Amount” is the amount specified in Section 4 of the US LTIP Agreement, which requires payment by the holder of an amount equal to the number of shares vesting times 1 pence sterling (£0.01), converted into an amount designated in U.S. dollars based upon the exchange rate in effect for the Sanction Date; and

(b)	The “Tax Withholding Amount” is the amount the Target is authorized to withhold under Section 6(a) of the US LTIP Agreement to satisfy applicable income, employment and similar tax withholding obligations with respect to the vesting of the US LTIP.
5.2.5	Target shall recommend that the Trustee of the EBT (in its absolute discretion) uses the unallocated pot of Target Shares held by the EBT (as referred to in clause 2.8 of this Schedule 2 above) to partially satisfy the US LTIPs. Subject to the foregoing, Target and Bidder acknowledge that, to the extent required, the US LTIPs will be satisfied by the new issue of Target Shares by the Target.
6.	ClinPhone Enterprise Management Incentive Plan
6.1	Impact of the Scheme on subsisting EMI Options and Proposals

Bidder and Target acknowledge that:
6.1.1	the EMI Options are already exercisable and to the extent not exercised on Sanction in accordance with the terms of this Schedule 2 will lapse on the date that is six months from the Effective Date of the Scheme;

6.1.2	any exercise monies and/or Tax Liability due on the Exercise of the EMI Options will be accounted for in accordance with clauses 2.5 and 2.6 of this Schedule 2 above; and

6.1.3	they will each use reasonable endeavours to ensure that the Trustee of the EBT uses any Target Shares held by the EBT to satisfy the EMI Options as referred to in clause 2.8 of this Schedule 2.
7.	ClinPhone Limited US Stock Option Plan

7.1	Impact of the Scheme on subsisting awards

Bidder and Target acknowledge that:
7.1.1	the US Stock Options are already exercisable and to the extent not exercised on Sanction in accordance with the terms of this Schedule 2 will lapse on the date that is 6 months from the Effective Date of the Scheme;

7.1.2	any exercise monies and/or Tax Liability due on the Exercise of the US Stock Options will be accounted for in accordance with clauses 2.5 and 2.6 of this Schedule 2 above and that any sterling amount that becomes payable upon the Sanction Date by the Option holders will be converted into an amount designated in U.S. dollars based upon the exchange rate in effect on the Sanction Date; and
7.1.3	they will each use reasonable endeavours to ensure that the Trustee of the EBT uses any Target Shares held by the EBT to satisfy the US Stock Options as referred to in clause 2.8 of this Schedule 2.
8.	ClinPhone plc Save As You Earn Scheme

8.1	Impact of the Scheme on subsisting options
8.1.1	Under the Rules of the SAYE Scheme as at the date of this Agreement SAYE Options will vest on the Effective Date of the Scheme and will lapse on the date that is 6 months following the Effective Date or, if sooner, on the expiration of the compulsory acquisition/squeeze out period.

8.1.2	Bidder and Target agree to amend the SAYE Scheme rules in accordance with clause 2.2 of this Schedule 2.

8.1.3	Option holders may exercise their SAYE Options using the accumulated savings (and interest, if any) accrued at the time of exercise.

8.1.4	Any SAYE Options exercised after the Scheme becomes effective will be automatically acquired pursuant to the amendment to the Target’s articles of association referred to in clause 2.4 of this Schedule 2 above.
8.2	Proposals
8.2.1	Target and Bidder agree to seek HMRC’s confirmation that an amendment can be made to the rules of the SAYE Scheme to allow exercise of the Options on Sanction of the Scheme and on receipt of such confirmation to make the relevant amendment.

8.2.2	Bidder agrees that the Target Board and/or the Remco (as appropriate) shall make recommendations to the Trustee of the EBT as soon as possible following the date of this Deed to make (to extent that sufficient Surplus Funds are in existence) a payment using the Surplus Funds within 28 days of the Effective Date of the Scheme to those SAYE Option holders who exercise SAYE Options prior to the Record Time to reflect the fact that income tax will become payable on the exercise of the SAYE Options at the Option holders’ marginal tax rates (20% for basic rate taxpayers, 40% for higher rate taxpayers) rather than capital gains tax (at a flat rate of 18% on gains above the annual exemption of £9,600), which payment shall (to the extent sufficient Surplus Funds are available and, if the Trustee so determines, using such approximations or assumptions as it thinks appropriate) put the Option holders in the same position as if they had capital gains tax (above the annual exemption of £9,600) to pay, rather than income tax to pay on the exercise of their SAYE Options (the “SAYE Compensation Payments”).
8.2.3	Bidder and Target agree that each payment under clause 8.2.2 of this Schedule 2 shall (to the extent sufficient Surplus Funds are available) be grossed up to take account of the income tax and employee National Insurance contributions payable on such payments.

8.2.4	Options under the SAYE will be satisfied by the issue of new Target Shares.
9.	ClinPhone plc Employee Stock Purchase Plan

9.1	Impact of the Scheme on subsisting options
9.1.1	Target and Bidder agree that the Target Board will, in accordance with Article I, Section 7 of the ESPP and through its adoption of resolutions approving the Scheme, set a New Purchase Date (as defined in such Section 7 of the ESPP Rules) with respect to any Offering Period (as defined in the ESPP Rules) underway at the time of the Acquisition such that any options to acquire Target Shares then outstanding under the ESPP (the “ESPP Options”) shall be automatically exercised on the New Purchase Date, with all such Offering Periods, ESPP Options and the ESPP itself terminating effective immediately after such exercise on the New Purchase Date.

9.1.2	The New Purchase Date set under clause 9.1.1 of this Schedule 2 shall occur on or one Business Day following the Sanction Date but in any event prior to the Record Time.

9.1.3	Bidder and Target to give ESPP participants at least five (5) Business Days written notice of the setting of such New Purchase Date (“Notice”).

9.1.4	On receipt of the Notice, ESPP participants may withdraw from the ESPP as permitted under the ESPP and if they do not so withdraw their ESPP Options will be automatically exercised on the New Purchase Date.

9.1.5	Immediately on exercise of the ESPP Options on the New Purchase Date, the ESPP participants shall be registered holders of the resulting Target Shares and shall accordingly participate as Target Shareholders in the Scheme with respect to such Target Shares on the same terms as other Target Shareholders.

9.2	Proposals
9.2.1	Subject to clause 9.2.2 of this Schedule 2 and to the extent permitted by law, Bidder agrees that the Target Board and/or the Remco (as appropriate) shall make recommendations to the Trustee of the EBT as soon as possible following the date of this Deed to make (to the extent sufficient Surplus Funds exist, after having made the payments in clauses 8.2.2 and 8.2.3 of this Schedule 2 above) a cash payment (the “ESPP Equalization Payment”) using the Surplus Funds within 28 days of the Effective Date of the Scheme to each ESPP participant who purchases Target Shares on the New Purchase Date (such Shares, the “ESPP Shares”) of an amount equal to the sum of:
(a)	the difference between
(i)	the amount of federal, state and local income tax that the participant is subject to in connection with and as a result of the surrender of his or her ESPP Shares to the Bidder in the Scheme; and

(ii)	the amount of federal, state and local income tax that the participant would have been subject to had the surrender of his or her ESPP Shares to the Bidder in the Scheme qualified under applicable federal income tax law as a “qualifying disposition” of such ESPP Shares on the date of surrender;
plus
(b)	an amount necessary to cover fully (“gross up”) all taxes applicable to the amount set forth in clause 9.2.1(a) of this Schedule 2 above.
9.2.2	The ESPP Equalization Payment shall be calculated:
(a)	(to the extent sufficient Surplus Funds are available and, if the Trustee so determines, using such approximations or assumptions as it thinks appropriate) to put the ESPP participant in the same position he or she would have been in had he or she been able to satisfying the holding periods for the ESPP Shares required under Internal Revenue Code Sections 421 and 423 so that the disposition of the shares would have been treated as a “qualifying disposition”; and

(b)	to take into account both the difference in the amount of ordinary income the participant is required to recognize as a result of the surrender of the ESPP Shares in connection with the Scheme as well as the difference in tax rates that apply to ordinary income (for example, where the maximum federal rate is 35% and where the tax rate differs from state to state) versus to capital gains (for example, where the maximum federal rate is 15% and where the tax rate also differs from state to state).

SCHEDULE 3
TIMETABLE

DATE	ACTION
13 June 2008	Announce the Acquisition by means of the Scheme

19 June 2008	Issue claim form

24 June 2008	Initial hearing of application to convene the Court Meeting

27 June 2008	Post Scheme Document to Target Shareholders

22 July 2008	Hold Court Meeting(s) and GM

23 July 2008	File witness statement and report of the Court Meeting

30 July 2008	Directions hearing

1 August 2008	Advertise Scheme Court Hearing

8 August 2008	Court Hearing —Court Order approving the Scheme obtained

13 August 2008	Capital Reduction Court Hearing — Court Order approving the Capital Reduction obtained.

14 August 2008	Court Orders filed with the Registrar of Companies (along with the minute of the Capital Reduction)

22 August 2008	Advertise registration of the Court Order approving the Scheme

SIGNED by	)
James F. Winschel, Jr.	)
for and on behalf of	)	/s/ James F. Winschel, Jr.
PAREXEL INTERNATIONAL	)
HOLDING UK LIMITED	)

SIGNED by	)
Scott Brown	)
for and on behalf of	)	/s/ Scott Brown
CLINPHONE PLC,	)